Exhibit 1
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For Immediate Release                                           20 December 2006

                              WPP Group plc ("WPP")

                                Director Dealings

WPP was notified on 19th December 2006 that Mr Mark Read, an executive director of the Company, purchased on that day 14,406 ordinary shares at a price of (pound)6.805 per share. Mr Read's resultant holding in WPP is now 23,070 shares.

                                       END

Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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